SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on January 13, 2023.

Buenos Aires, January 13, 2023 - CRESUD S.A.C.I.F. y A. (NASDAQ:CRESY, ByMA:CRES), leading Latinamerican agricultural company, in compliance with the provsions of Article 11 of Chapter 1 of Title 1 and Article 3 of Chapter 1 of Title XII of the Rules of the National Securities Commission ("CNV") (T.O. 2013) and its amendments, reports that its Board of Directors, by virtue of the powers granted at the meeting held on November 1, 2022, when the share repurchase program was created for up to the sum of ARS 4,000,000,000 under the terms of Article 64 of Law 26,831 and the Regulations of the National Securities Commission, has resolved to modify the acquisition price of its own shares, establishing a maximum value of USD 8.50 per ADS and up to a maximum value in pesos of ARS 305 per share, maintaining the remaining terms and conditions duly communicated.

As of this date, the Company has repurchased the equivalent of 3,416,729 common shares that represent approximately 16.44% of the approved program.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
January 13, 2023